FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ 47.508.411/0001-56

NIRE 35.300.089.901

Synthetic map of the remote voting procedure for the Annual and Extraordinary General Shareholders’ Meeting to be held on April 27, 2022

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Companhia”), pursuant to Article 21-T of CVM instruction No. 481, of December 17, 2009, as amended, announces to its shareholders and the market in general that, on the date hereof, received from the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), the synthetic map of the consolidated remote voting procedure with voting instructions sent by shareholders to the custody agent, central securities depository and Itaú for each item on the distance voting form, including the resolutions submitted to the Annual and Extraordinary General Shareholders’ Meeting to be held on April 27, 2022. The information contained in the synthetic map is attached hereto.

São Paulo, April 25, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer

SCHEDULE

Summary of Distance Voting

Annual General Meeting (AGM) - 04/27/2022 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2022.	Approve	9,929,584
		Reject	0
		Abstain	4,897,579
2	Proposal for allocation of the net profit for the fiscal year ended December 31, 2021, as detailed in the Management Proposal, in the following terms: (i) BRL 40,116,342.72 to the Legal Reserve; (ii) BRL 437,737,929.80 for the Tax Incentive Reserve; (iii) BRL 81,118,145.49 for the payment of interest on equity, on behalf of the mandatory minimum dividend (of which BRL 95,433,112.34 is the net amount of income tax to be withheld at source in relation to interest on equity); and (iv) BRL 229,039,469.62 to the Expansion Reserve account.	Approve	14,827,163
		Reject	0
		Abstain	0
3	Resolve on the determination of nine (9) members for the term of office of the Board of Directors. Election of the Board of Directors by single group of candidates Controlling Shareholder: Jean-Charles Henri Naouri Arnaud Daniel Charles Walter Joachim Strasser Ronaldo Iabrudi dos Santos Pereira Christophe José Hidalgo Hervé Daudin Rafael Sirotsky Russowsky Luiz Augusto de Castro Neves Eleazar de Carvalho Filho Renan Bergmann	Approve	924,019
		Reject	9,921,185
		Abstain	3,981,959

4	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	Yes	0
		No	10,845,204
		Abstain	3,981,959
5	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you’ve chosen?	Yes	207,419
		No	0
		Abstain	14,619,744
6	Do you wish to request the cumulative voting for the election of the Board of Directors, under the terms of article 141 of Law 6404/1976?	Yes	199,020
		No	8,399
		Abstain	14,619,744
7	Do you wish to request a separate election of a member of the Board of Directors, under the terms of article 252, paragraph 4, comma I, of Law 6404/1976?	Yes	2,720
		No	204,699
		Abstain	14,619,744
8	Nomination of candidates for chairman of the Board of Directors Jean-Charles Henri Naouri	Approve	1,111,920
		Reject	9,733,284
		Abstain	3,981,959
9	Nomination of candidates for vice-chairman of the Board of Directors Arnaud Daniel Charles Walter Joachim Strasser	Approve	915,620
		Reject	9,929,584
		Abstain	3,981,959
10	Nomination of candidates for vice-chairman of the Board of Directors Ronaldo Iabrudi dos Santos Pereira	Approve	915,620
		Reject	9,929,584
		Abstain	3,981,959

11	Determination of the annual global compensation for the members of the (i) Company’s management and (ii) Company’s fiscal council (if the Shareholders request its installation), for the fiscal year 2022, in the terms of the Management Proposal, in the amount of up to BRL 97,025,083.12, being up to BRL 50,149,592.45 to the Board of Officers, up to BRL 46,443,490.67 to the Board of Directors and up to BRL 432,000.00 to the Fiscal Council.	Approve	5,200,105
		Reject	9,627,058
		Abstain	0
12	Do you wish to request the operation of the Fiscal Council for the fiscal year of 2022?	Yes	10,640,505
		No	4,186,658
		Abstain	0
13	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Approve	10,648,904
		Reject	4,178,259
		Abstain	0
14	Nomination of candidates to the Fiscal Council by minority shareholders with voting rights. Doris Beatriz França Wilhelm / Michelle Squeff	Approve	10,845,204
		Reject	0
		Abstain	3,981,959

Summary of Distance Voting

Extraordinary General Meeting (EGM) - 04/27/2022 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Resolve on the Management Proposal for the reallocation of part of the amount of one billion, eight hundred and forty-three million, nine hundred and thirty-four thousand, four hundred and twenty-six reais and fifty-six centavos (BRL 1,843,934,426.56) granted to the Company in the years from 2017 to 2020, that were originally allocated to the Expansion Reserve of the Company provided in the By-laws, to the Reserve of Tax Incentives, pursuant terms of Article 195-A, Law No. 6,404/1976.	Approve	34,452,874
		Reject	0
		Abstain	0
2	Resolve on the proposal of amendment and restatement of the Company’s By-laws, for updating the Article 4th to reflect the capital stock increases resulting from the exercise of stock options, within the authorized capital limit, approved at meetings of the Board of Directors since the Annual and Extraordinary General Meeting held in 2021.	Approve	34,452,874
		Reject	0
		Abstain	0
3	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Approve	28,221,577
		Reject	6,231,297
		Abstain	0
4	Rerratification of the Board of Executive Officers’ annual compensation for the fiscal year ended December 31, 2021, of twenty-five million, thirty-one thousand, five hundred and eighty-four reais and fifty-three centavos (R$ 25,031,584.53(, as approved at the Company’s Annual Shareholders Meeting held on April 28, 2021, to twenty-eight million, two hundred and twelve thousand, forty-eight reais and fifty-nine centavos (R$ 28,212,048.59), due to the inflows and outflows of its members throughout 2021.	Approve	29,369,419
		Reject	5,083,455
		Abstain	0

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 25, 2022	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.